UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of January 2014

CAMTEK LTD.
(Translation of Registrant’s Name into English)

Ramat Gavriel Industrial Zone
P.O. Box 544
Migdal Haemek 23150
ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934.

Yes ☐ No ☒

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAMTEK LTD. (Registrant) By: /s/ Moshe Eisenberg —————————————— Moshe Eisenberg, Chief Financial Officer
Dated: January 6, 2014

Camtek Ltd. P.O.Box 544, Ramat Gabriel Industrial Park MigdalHa’Emek 23150, ISRAEL Tel: +972 (4) 604-8100 Fax: +972 (4) 644-0523 E-Mail: Info@camtek.co.il Web site: http://www.camtek.co.il

CAMTEK LTD. Moshe Eisenberg, CFO Tel: +972 4 604 8308 Mobile: +972 54 900 7100 moshee@camtek.co.il	INTERNATIONAL INVESTOR RELATIONS GK Investor Relations Ehud Helft / Kenny Green Tel: (US) 1 646 201 9246 camtek@gkir.com

FOR IMMEDIATE RELEASE

Camtek Announces Rafi Amit to Return to his Role as Chief Executive Officer

MIGDAL HA'EMEK, Israel, January 6, 2014 - Camtek Ltd. (Nasdaq: CAMT; TASE: CAMT) announced that Camtek’s current Chief Executive Officer, Mr. Roy Porat, has informed the Board of Directors (the "Board”) of his decision to step down from his position. The Board has decided to appoint Mr. Rafi Amit, Camtek’s current Active Chairman, as the new Chief Executive Officer, following a transition period.

Rafi Amit, who is one of Camtek’s founders, previously served as Chief Executive Officer until August 2010.  Since assuming the role of Active Chairman, he has been spearheading Camtek’s expansion in Asia for the past several years.  Mr. Amit brings a tremendous understanding of the markets that Camtek serves and a wealth of experience in commercializing new technologies. In particular, he has a deep knowledge of the PCB sector and the Board believes that Mr. Amit is best suited to lead Camtek on its current strategic path, with its focus on bringing the new GreenJet DMD system to the commercialization phase.

Mr. Rafi Amit commented, “I am excited to take on the full leadership responsibility again and I look forward to executing on Camtek’s exciting strategic plan. I strongly believe in both our short- and long-term future potential, and see many opportunities in both the Semiconductor and PCB markets.”

Mr. Rafi Amit continued, "I would like to thank Roy for his contribution to our business over the many years. He has been instrumental in providing a long-term vision for Camtek and executing successfully on our strategy. We wish him much luck and success in his future endeavors.”

Mr. Roy Porat commented, “I have been with Camtek for well over a decade, and since becoming CEO more than three years ago we have made strong strategic progress. I feel this is the right time for me to hand over the leadership. I am proud of my accomplishments which will serve as a strong foundation for Camtek’s future growth. I wish the Company every success.”

ABOUT CAMTEK LTD.

Camtek Ltd. provides automated and technologically advanced solutions dedicated to enhancing production processes and increasing yields, enabling and supporting customer’s latest technologies in the Semiconductors, Printed Circuit Boards (PCB) and IC Substrates industries.

Camtek addresses the specific needs of these interconnected industries with dedicated solutions based on a wide and advanced platform of technologies including intelligent imaging, image processing, adaptive ion milling (AIM) and digital material deposition (DMD). Camtek's solutions range from micro-to-nano by applying its technologies to the industries' specific requirements.

This press release is available at www.camtek.co.il.

This press release may contain projections or other forward-looking statements regarding future events or the future performance of the Company. These statements are only predictions and may change as time passes. We do not assume any obligation to update that information. Actual events or results may differ materially from those projected, including as a result of changing industry and market trends, reduced demand for our products, the timely development of our new products and their adoption by the market, increased competition in the industry, intellectual property litigation, price reductions as well as due to risks identified in the documents filed by the Company with the SEC.